UNDERWRITING AGREEMENT

February 10, 2009

TransGlobe Energy Corporation
Suite 2500, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention:	Mr. Ross Clarkson
President and Chief Executive Officer

Dear Sirs:

Re:	Offering of Common Shares of TransGlobe Energy Corporation

          Tristone Capital Inc. (the "Lead Underwriter") and Scotia Capital Inc. (collectively, the "Underwriters") understand that TransGlobe Energy Corporation (the "Corporation") proposes to issue and sell 5,798,000 Common Shares (as defined herein) of the Corporation (the "Firm Shares") at a price of $3.45 per Firm Share. We also understand that the Corporation will prepare and file, in accordance with the terms hereof, the Preliminary Prospectus (as defined herein), the Prospectus (as defined herein) and all other necessary documents in order to qualify the Firm Shares for distribution to the public in each of the Qualifying Provinces (as defined herein).

          Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the Firm Shares at the Closing Time (as defined herein) in the respective percentages set forth in section 18 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Shares at the purchase price of $3.45 per Firm Share, for an aggregate purchase price of $20,003,100.

          In consideration of the Underwriters' agreement to purchase the Firm Shares, the Corporation hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase from the Corporation, at the Underwriters' election, up to an additional 869,700 Common Shares (the "Over-Allotment Option Shares"). The Underwriters may exercise the Over-Allotment Option, in whole or in part, at any time and from time to time prior to 5:00 p.m. (Calgary time) on the date that is 30 days after the Closing Date (as defined herein) for the purpose of covering over-allotments, if any, and for market stabilization purposes, by written notice of the Lead Underwriter to the Corporation setting forth the number of Over-Allotment Option Shares to be purchased. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the number of Over-Allotment Option Shares as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 18 hereof, and the Corporation hereby agrees to issue and sell such number of Over-Allotment Option Shares to the Underwriters at the purchase price of $3.45 per Over-Allotment Option Share.

          The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Offered Shares (as defined herein) to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

          Subject to the terms and conditions hereof, the Underwriters, acting through their United States registered broker dealer affiliates in accordance with Schedule "A" hereto, may purchase and resell the Offered Shares to Institutional Accredited Investors (as defined herein).

1.	Definitions

In this Agreement:

(a)

"2007 Reserve Report" means the independent engineering evaluation of the Corporation's crude oil, natural gas and natural gas liquids reserves prepared by D&M dated February 6, 2008, and effective December 31, 2007;

	(b)	"2008 51-101 Filings" means the 2008 Reserve Report together with Forms 51- 101 F2 and F3, all dated January 21, 2009;

(c)

"2008 Reserve Report" means the independent engineering evaluation of the Corporation's crude oil, natural gas and natural gas liquids reserves prepared by D&M dated January 21, 2009, and effective December 31, 2008 in the form of Form 51-101F1;

	(d)	"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

	(e)	"Additional Closing Date" and "Additional Closing Time" have the meanings ascribed thereto in subsection 13(b) hereof;

(f)

"Agreement" means this agreement and not any particular Article or Section or other portion except as may be specified, and words such as "hereof", "hereto", "herein" and "hereby" refer to this Agreement as the context requires;

	(g)	"AIF" means the annual information form of the Corporation for the year ended December 31, 2007 dated March 24, 2008;

	(h)	"Applicable Securities Laws" means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

	(i)	"ASC" means the Alberta Securities Commission;

	(j)	"Business Day" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(k)	"Canadian Securities Laws" means all applicable Canadian securities laws, rules, regulations, notices, instruments, blanket orders and policies in the Qualifying Provinces;

(l)

"Closing Date" means February 24, 2009 or such other date as the Corporation and the Lead Underwriter on behalf of the Underwriters may agree, provided that such date shall not be later than March 6, 2009;

(m)	"Closing Time" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(n)	"Common Shares" means the common shares in the capital of the Corporation;

(o)	"Corporation Financial Statements" means, collectively:

(i)

the audited comparative consolidated balance sheets of the Corporation for the years ended December 31, 2007 and 2006, and the consolidated statements of operations and deficit and cash flows for the years then ended, together with the notes thereto and the auditor's report thereon (as amended and restated on February 10, 2009); and

(ii) the unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2008 and 2007, together with the notes thereto;

(p)	"Corporation's auditors" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(q)	"Corporation's counsel" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(r)	"distribution" means "distribution" or "distribution to the public", as the case may be, as defined under the Canadian Securities Laws and "distribute" has a corresponding meaning;

(s)	"D&M" means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

(t)	"Documents" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the Corporation Financial Statements;

(iii) the Corporation's management's discussion and analysis of the financial condition and results of operations of the Corporation as at and for the year ended December 31, 2007 (as amended and restated on February 10, 2009);

(iv)	the Corporation's management's discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2008;

(v)	the management information circular of the Corporation dated March 19, 2008 in respect of the Annual and Special Meeting of the holders of Common Shares held on May 7, 2008;

(vi)	the business acquisition report of the Corporation dated May 1, 2008 relating to the acquisition of GHP;

(vii)	all material change reports of the Corporation subsequent to December 31, 2007; and

(viii)	the 2008 51-101 Filings;

(u)	"Drucker" means Drucker Petroleum Inc., a corporation formed pursuant to the laws of British Virgin Islands;

(v)	"Due Diligence Session" shall have the meaning set forth in subsection 3(d) hereof;

(w)	"Final Passport System Decision Document" means a receipt for the Prospectus issued in accordance with the Passport System;

(x)	"GHP" means GHP Exploration (West Gharib) Ltd., a corporation formed pursuant to the laws of Barbados;

(y)	"GHP Acquisition" means the acquisition by the Corporation of all of the issued and outstanding shares of GHP completed on February 5, 2008;

(z)	"GHP auditors" means Deloitte & Touche LLP, chartered accountants, Barbados;

(aa)

"GHP Financial Statements" means the audited balance sheet of GHP as at December 31, 2007 and the statements of income, comprehensive income and related earnings and cash flows for the year then ended, together with the auditors' report thereon and the notes thereto;

(bb)

"Institutional Accredited Investor" means an accredited investor as that term is defined in Rule 501(a) of Regulation D, that satisfies one of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(cc)	"Lead Underwriter" means Tristone Capital Inc.;

(dd)	"material change", "material fact" and "misrepresentation" shall have the meanings ascribed thereto under the Canadian Securities Laws;

(ee)	"Material Agreements" means, collectively, this Agreement and the agreements listed on Schedule "D" hereto;

(ff)	"MI 11-102" means Multilateral Instrument 11-102 Passport System of the Canadian Securities Administrators, as amended or replaced;

(gg)	"NASDAQ" means the OMX Global Select Market of the National Association of Securities Dealers Automated Quotations;

(hh)	"NI 44-101" means National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, as amended or replaced;

(ii)	"NP 11-202" means National Policy 11-202 Process for Prospectus Review in Multiple Jurisdictions of the Canadian Securities Administrators, as amended or replaced;

(jj)	"Offered Shares" means, collectively, the Firm Shares and the Over-Allotment Option Shares;

(kk)	"Passport System" means the system and procedures for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to MI 11-102 and NP 11-202;

(ll)

"person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(mm)	"Preliminary Passport System Decision Document" means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

(nn)

"Preliminary Prospectus" means the preliminary short form prospectus of the Corporation to be dated February 10, 2009 and any amendments thereto, in respect of the distribution of the Over-Allotment Option and the Offered Shares, including the documents incorporated by reference therein (in both the English and French languages unless the context otherwise indicates);

(oo)

"Pro Forma Financial Statements" means the unaudited pro forma statement of income and unaudited pro forma consolidated balance sheet of the Corporation for the year ended December 31, 2007 together with the notes thereto, prepared in respect of the GHP Acquisition;

(pp)

"Prospectus" means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Over-Allotment Option and the Offered Shares, including the documents incorporated by reference therein (in both the English and French languages unless the context otherwise indicates);

(qq)	"Prospectuses" means, collectively, the Preliminary Prospectus and the Prospectus;

(rr)

"Public Record" means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ss)	"Qualifying Provinces" means, collectively, British Columbia, Alberta, Ontario and Quebec;

(tt)	"Regulation D" means Regulation D under the U.S. Securities Act;

(uu)	"Responses" means the written responses delivered on behalf of the Corporation by certain officers of the Corporation at the Due Diligence Session;

(vv)	"Securities Commissions" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ww)	"Selling Dealer Group" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Shares pursuant to this Agreement;

(xx)	"Subsidiary" means a subsidiary in respect of the Corporation within the meaning of the ABCA and includes, without limitation, GHP, Drucker, TPII, TGHYI, TWGI and TPEI;

(yy)

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed via SEDAR by or on behalf of the Corporation under the Canadian Securities Laws;

(zz)

"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(aaa)	"Tax Act" means the Income Tax Act (Canada) together with any and all regulations promulgated thereunder and as amended from time to time;

(bbb)	"TGHYI" means TG Holdings Yemen Inc., a corporation formed pursuant to laws of the Turks and Caicos Islands, B.W.I.;

(ccc)	"TPEI" means TransGlobe Petroleum Egypt Inc., a corporation formed pursuant to the laws of the Turks & Caicos Islands, B.W.I.;

(ddd)	"TPII" means TransGlobe Petroleum International Inc., a corporation formed pursuant to the laws of the Turks & Caicos Islands, B.W.I.;

(eee)	"TSX" means the Toronto Stock Exchange;

(fff)	"TWGI" means TransGlobe West Gharib Inc., a corporation formed pursuant to the laws of the Turks & Caicos Islands, B.W.I.;

(ggg)	"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(hhh)	"Underwriters' counsel" means Blake, Cassels & Graydon LLP or such other legal counsel as the Underwriters, with the consent of the Corporation, may appoint;

(iii)

"U.S. Memorandum" means the U.S. Private Placement Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Shares in the United States and referred to in Schedule "A" hereto;

(jjj)	"U.S. Person" means a "U.S. person" as that term is defined in Regulation S under the U.S. Securities Act;

(kkk)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(lll)	"U.S. Securities Laws" means the United States federal securities laws, including the U.S. Securities Act, and applicable state securities laws.

          In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

2.      Underwriting Fee

          In consideration for their services in underwriting the distribution of and purchasing the Offered Shares, the Corporation agrees to pay the Underwriters:

(a)	at the Closing Time, a fee of $0.1725 per Firm Share for each Firm Share purchased (being an aggregate amount of $1,000,155); and

(b)

at the Additional Closing Time, a fee of $0.1725 per Over-Allotment Option Share for each Over-Allotment Option Share purchased (being an aggregate amount of $150,023.25 if the Over-Allotment Option is exercised in full).

          The foregoing fees (collectively, the "Underwriting Fee") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Firm Shares and Over-Allotment Shares, as the case may be, and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Corporation also agrees to pay the Underwriters' expenses as set forth in section 10 hereof.

3.      Qualification for Sale

(a)

The Corporation represents and warrants to the Underwriters that it is qualified to file a prospectus in the form of a short form prospectus for a distribution of the Offered Shares in the Qualifying Provinces pursuant to NI 44-101.

(b)	The Corporation shall comply in all material respects with the Passport System and shall:

	(i)	not later than 5:00 p.m. (Calgary time) on February 10, 2009, have:

(A)

prepared and filed the Preliminary Prospectus in both the English and French languages and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator under the Passport System; and

		(B)	obtained from the ASC a Preliminary Passport System Decision Document, evidencing that a receipt for the Preliminary Prospectus has been issued in each of the Qualifying Provinces;

(ii)

forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions but not later than February 17, 2009 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), have:

		(A)	prepared and filed the Prospectus in both the English and French languages and other documents required under the Applicable Securities Laws with the Securities Commissions; and

		(B)	obtained from the ASC a Final Passport System Decision Document, evidencing that a receipt for the Prospectus has been issued in each of the Qualifying Provinces, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the appropriate category in the applicable Qualifying Province; and

(iii)

until the completion of the distribution of the Offered Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Shares for distribution or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution.

(c)

Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Shares, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the U.S. Memorandum) and to have reviewed any documents incorporated by reference therein.

(d)

During the period from the date hereof until completion of the distribution of the Offered Shares, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management and audit committee, and shall use its commercially reasonable efforts to cause its auditors (including of any predecessor entity or business) and independent engineers (including of any predecessor entity or business) to be available, to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (collectively, the "Due Diligence Session"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its commercially reasonable efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.

(e)

The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Canadian Securities Laws to qualify the Offered Shares for distribution to the public in the Qualifying Provinces and to qualify the distribution to the Underwriters of the Over-Allotment Option in the Qualifying Provinces.

(f)

The Corporation shall take or cause to be taken such action as is necessary to permit the Offered Shares to be offered and sold to Institutional Accredited Investors in the United States or that are U.S. Persons, for a minimum purchase amount of $50,000 per Institutional Accredited Investor, in transactions exempt from registration under the U.S. Securities Act.

4.      Delivery of Prospectus and Related Documents

          The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

	(i)	copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by Canadian Securities Laws;

	(ii)	copies of the preliminary U.S. Memorandum and the U.S. Memorandum, respectively, if required by the Underwriters; and

	(iii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b)

as soon as they are available, copies of any Supplementary Material, in the English language only, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c)

prior to or contemporaneously with the filing of the Prospectus with the Securities Commission in the Province of Quebec, an opinion of Quebec counsel to the Corporation, addressed to the Underwriters and the Corporation and their respective counsel in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French language version of the Prospectus, other than (i) the financial statements of the Corporation and GHP included or incorporated by reference in the Prospectus, together with the auditor's reports thereon and the accompanying notes thereto, including the Corporation Financial Statements and the GHP Financial Statements; and (ii) the information appearing in the Prospectus under the heading "Consolidated Capitalization of the Company" ((i) and (ii) together referred to as the "Financial Information"), is in all material respects a complete and proper translation of the English language version;

(d)

prior to or contemporaneously with the filing of the Prospectus with the Securities Commission in the Province of Quebec, opinions of the Corporation's and GHP's auditors addressed to the Underwriters and the Corporation and their respective counsel in form and substance satisfactory to the Underwriters, acting reasonably, to the collective effect that the French translation of the Financial Information is, in all material respects, a complete and proper translation of the English language version;

(e)

prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Corporation's auditors, the GHP auditors and any other auditors who have audited any of the financial statements included or incorporated by reference in the Prospectus, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation, GHP or any other applicable entity or business, as applicable, and have found such information and percentages to be in agreement, which comfort letters shall be based on the Corporation's auditors, the GHP auditors and other applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

          Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

          The deliveries referred to in subsections 4(a) and 4(b) above shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the U.S. Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Shares.

5.      Commercial Copies

(a)

The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of receipt of the Preliminary Passport System Decision Document or the Final Passport System Decision Document, as the case may be, from the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in the English and French languages) in such numbers and in such cities as the Underwriters may reasonably request by written instructions to the Corporation or the printer thereof given no later than the time when the Corporation is required to authorize the printing of the commercial copies of such documents.

(b)

The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Material as the Underwriters may reasonably request.

(c)

The Corporation will similarly cause to be delivered to the Underwriters, at those delivery points and in such numbers as the Underwriters may reasonably request, commercial copies of a U.S. Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Shares. Each delivery of the U.S. Memorandum and any such Supplemental Material will constitute consent by the Corporation to the use of the U.S. Memorandum and any such Supplementary Material by the U.S. registered broker-dealer affiliates of the Underwriters and members of their selling group (if any) for the offer and sale of the Offered Shares for sale by them in the United States and to U.S. Persons in accordance with this Agreement.

6.      Material Change

(a)	During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)

any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries, taken as a whole (other than any such change created or caused by one or more of the Underwriters);

(ii)

any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any Supplementary Material (other than any such change created or caused by one or more of the Underwriters); and

	(iii)	the occurrence of a material fact or event (other than any fact or event created or caused by one or more of the Underwriters) which, in any such case, is, or may be, of such a nature as to:

		(A)	render the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any Supplementary Material untrue, false or misleading in any material respect;

		(B)	result in a misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any Supplementary Material; or

(C)	result in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subsection has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b)	During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

	(i)	any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any other part of the Public Record or for any additional information;

(ii)

the issuance by any Securities Commission or similar regulatory authority, the TSX, NASDAQ or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii)

the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the TSX, NASDAQ or any other competent authority relating to the Preliminary Prospectus, the Prospectus, the U.S. Memorandum any other part of the Public Record or the distribution of the Offered Shares.

(c)

The Corporation will promptly comply, to the reasonable satisfaction of the Underwriters and the Underwriters' counsel, with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsection 6(a) or 6(b) above and the Corporation will prepare and file promptly at the Underwriters' request any amendment to the Prospectus, the U.S. Memorandum or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of any Supplementary Material in the English and French languages as filed with the Securities Commissions, and to the extent applicable, copies of any comfort letters with respect to each such Supplementary Material substantially similar to those referred to in section 4(e) above.

(d)

During the period of distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

	(i)	any financial statement of the Corporation;

(ii)

any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, reserves or resource evaluation or report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus;

	(iii)	any press release of the Corporation; and

	(iv)	any amendment to the Preliminary Prospectus or the Prospectus.

7.      Representations and Warranties of the Corporation

(a)

Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum and any Supplementary Material pursuant to section 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Agreement) that:

(i)

all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, as the case may be:

		(A)	are at the respective dates of such documents, true and correct in all material respects;

		(B)	contain no misrepresentation; and

		(C)	constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

(ii)

to the knowledge, information and belief of the Corporation, the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Canadian Securities Laws, including without limitation NI 44-101, the U.S. Placement Memorandum and any related Supplementary Material complies in all material respects with U.S. Securities Laws; and

(iii)

except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Corporation or its Subsidiaries, taken as a whole.

(b)

In addition to the representations and warranties contained in subsection 7(a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement that:

(i)

the Corporation has full corporate capacity, power and authority to issue the Offered Shares and to grant the Over-Allotment Option and at the Closing Time and the Additional Closing Time, as applicable, the Offered Shares will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, the Offered Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(ii)

each of the Corporation and its Subsidiaries has been duly incorporated, amalgamated or formed, as the case may be, and organized and is validly existing under the laws of the jurisdiction of its incorporation, amalgamation or formation, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as described in the Prospectuses, and to own, lease and operate its properties and assets as described in the Prospectuses;

(iii)

each of the Corporation and its Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business and is qualified to own its assets as described in the Public Record;

(iv)

except as disclosed in writing to the Underwriters, each of the Corporation and its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, except as disclosed in writing to the Underwriters, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all material licenses, registrations and qualifications (collectively "Licenses") in all jurisdictions in which it carries on a material portion of its business which are necessary to carry on the business of the Corporation and its Subsidiaries, as now conducted and as presently proposed to be conducted, and all such Licenses are valid and existing and in good standing, except where the lack of such valid or existing License would not have any material adverse effect on the business of the Corporation and its Subsidiaries (taken as a whole);

(v)

the Corporation does not have any material Subsidiaries other than GHP, Drucker, TPII, TGHYI, TWGI and TPEI and the Corporation is not "affiliated" with or a "holding corporation" of any other body corporate (within the meaning of those terms in the ABCA), nor is it (or its Subsidiaries) a partner of any partnerships or limited partnerships;

(vi)

all of the issued and outstanding shares in the capital of the Corporation and each of the Subsidiaries are fully paid and non assessable and, in the case of each of the Subsidiaries, legally or beneficially owned by the Corporation (directly or indirectly) free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as provided in the credit facilities of the Corporation or its Subsidiaries) and no person holds any securities convertible into or exchangeable for issued or unissued securities of any of the Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of any of the Subsidiaries;

(vii)

the minute books of each of the Corporation and its Subsidiaries are true and correct in all material respects and contain the minutes of all meetings and all resolutions of directors (including committees thereof), shareholders and partners, as the case may be, thereof;

(viii)

the books of account and other records of each of the Corporation and its Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in all material respects in accordance with prudent business practices;

(ix)

except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole) or as set forth in the Public Record:

(A)

to the best of its knowledge, information and belief, after due inquiry, it and its Subsidiaries are not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(B)

to the best of its knowledge, information and belief, after due inquiry, it and its Subsidiaries have operated their businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C)

to the best of its knowledge, information and belief, after due inquiry, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or its Subsidiaries that have not been remedied or that are not presently being remedied;

(D)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation or its Subsidiaries;

(E)

it and its Subsidiaries have not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("Government Authority") the occurrence of any event which is required to be so reported by any Environmental Law;

(F)

it and its Subsidiaries hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of their respective business and the ownership and use of their respective assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Corporation and its Subsidiaries, and (B) notifications relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta) and similar legislation in the jurisdictions in which the Corporation or its Subsidiaries conduct business, neither the Corporation nor any of its Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(G)

neither the Corporation nor any of its Subsidiaries (including, if applicable, any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Corporation nor any of its Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of material non-compliance short of prosecution;

(x)

any and all operations of the Corporation and its Subsidiaries and, to the best of the knowledge, information and belief of the Corporation, after due inquiry, any and all operations by third parties on or in respect of the assets and properties of the Corporation and its Subsidiaries, have been conducted in accordance with good oil and gas industry practices except where the lack of, or lesser standard of, such conduct would not have a material adverse effect on the business of the Corporation and its Subsidiaries (taken as a whole);

(xi)

all income tax returns of each of the Corporation and its Subsidiaries required by law to be filed in any jurisdiction have been filed and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All other tax returns of each of the Corporation and its Subsidiaries required to be filed pursuant to any applicable law have been filed, and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. Each of the Corporation and its Subsidiaries has made instalments of taxes as and when required. Each of the Corporation and its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority and has duly and timely issued tax reporting slips or returns in respect of any amount so paid or credited by it as required by applicable law;

(xii)

the Corporation has full corporate capacity, power and authority to enter into this Agreement and to perform its obligations set out herein (including, without limitation, to issue the Offered Shares), and this Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

(i) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court; (iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgements; (iv) the applicable laws regarding limitations of actions; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owned by it may be limited under applicable law; and (vii) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(xiii)

the Corporation has the necessary corporate power and authority to execute, deliver and file the Prospectuses and, prior to the filing of the Prospectuses, all requisite action will have been taken by the Corporation to authorize the execution, deliver and filing of the Prospectuses;

(xiv)

other than this Agreement, the Material Agreements as set forth in the Public Record, there are no material contracts or agreements which have, or which might have or create, any material obligation to the Corporation or its Subsidiaries or from which they derive or could derive any material benefit or which are required by the Corporation or its Subsidiaries to carry on their business as now conducted by them or as presently proposed to be conducted by them;

(xv)

each of the Material Agreements is accurately described in the Prospectus or documents incorporated by reference therein as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Corporation and/or its Subsidiaries, as the case may be, enforceable against such party or parties in accordance with their terms, and the Corporation and each of its Subsidiaries, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries (taken as a whole);

(xvi)

the Corporation has no reason to believe, after due inquiry, that any other party to any of the Material Agreements or any other material contract to which the Corporation is a party or by which it is bound, is in default of any term or obligation to be performed by such party where such default or breach might reasonably be expected to have a material adverse effect on the Corporation;

(xvii)

the Corporation is not aware of any event which has occurred which would provide any of the parties to any of the Material Agreements with a reasonable basis to terminate or seek a termination of any such agreement or that the applicable regulatory requirements and government approvals required under the Material Agreements may be revoked, modified or amended;

(xviii)

the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement by the Corporation or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of shareholders or directors of the Corporation or any of its Subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of its Subsidiaries is a party or by which it is bound, or any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation or any of its Subsidiaries which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or their properties or assets (on a consolidated basis);

(xix)

there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), of the Corporation and its Subsidiaries from the position set forth in the Documents (other than as has been publicly and generally disclosed), and except as disclosed in the Public Record, there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries since December 31, 2007, and since that date there have been no material facts, transactions, events or occurrences (other than respecting commodity prices or affecting the oil and gas industry in general) which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its Subsidiaries (taken as a whole) which have not been disclosed to the public or to the Underwriters;

(xx)

the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position and condition of the Corporation and, if applicable, its

Subsidiaries as at the dates thereof and the results of the operations of the Corporation and, if applicable, its Subsidiaries for the periods then ended and reflect all liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and, if applicable, its Subsidiaries on a consolidated basis in accordance with generally accepted accounting principles in Canada as at the dates thereof;

(xxi)

the Corporation has no knowledge that the GHP Financial Statements do not fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of GHP as at the dates thereof and the results of the operations of GHP for the periods then ended and reflect all liabilities and obligations (absolute, accrued, contingent or otherwise) of GHP;

(xxii)

the Pro Forma Financial Statements have been prepared and presented in accordance with Applicable Securities Laws in Canada, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Corporation and GHP, as applicable, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(xxiii)

except as disclosed in writing to the Underwriters, there are no actions, suits, proceedings or inquiries in existence, or to the best of the knowledge, information and belief of the Corporation, after due inquiry, pending or threatened against or affecting the Corporation or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or their properties or assets (on a consolidated basis) or which affects or may affect the distribution of the Offered Shares or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement, and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success;

(xxiv)

neither the Corporation nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws and applicable indemnity agreements and other than indemnities in favour of the purchasers or agents or underwriters in connection with an issuance of securities or like transactions, and indemnities and guarantees in favour of the Corporation's or its Subsidiaries' bankers or pursuant to the Material Agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person;

(xxv)

neither the Corporation nor any of its Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation that are currently outstanding, other than as disclosed in the Documents;

(xxvi)

the Corporation and each Subsidiary is now in compliance with all applicable anti-bribery or anti-corruption laws, and will remain in compliance with such laws; prior to the completion of the Offering, neither the Corporation nor any Subsidiary will authorize, offer or make payments directly or indirectly to any individual, person or other entity that would result in a violation of any applicable anti-bribery or anti- corruption laws; and no part of the proceeds received from the Offering will be used for any purpose that could constitute a violation of the laws of Canada or any other applicable anti-bribery or anti-corruption laws;

(xxvii)

the information and statements in respect of the Corporation set forth in the Documents and the Public Record were true, correct, and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statement, and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(xxviii)

the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 59,529,839 Common Shares are currently issued and outstanding, which shares are validly issued, fully paid and non assessable;

(xxix)

no person holds any securities convertible or exchangeable into shares of the Corporation or any of its Subsidiaries or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation or any of its subsidiaries except in respect of an aggregate of not more than 5,485,200 Common Shares issuable upon exercise of options at exercise prices ranging from US$2.29 and $2.78 to US$5.27 and $6.56;

(xxx)	Olympia Trust Company has been duly appointed registrar of the Common Shares at its principal offices in the Cities of Calgary and Toronto;

(xxxi)

no Securities Commission, other securities commission or similar regulatory authority, the TSX, NASDAQ or other exchange in Canada or in the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the best of the knowledge, information and belief of the Corporation, after due inquiry, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws of the provinces of Canada or the United States;

(xxxii)

the issued and outstanding Common Shares are listed and posted for trading on the TSX and NASDAQ and the Corporation is in compliance with the rules and regulations of the TSX and NASDAQ in all material respects;

(xxxiii)

the Corporation is a "reporting issuer" in each of the provinces of British Columbia, Alberta, Ontario and Quebec, within the meaning of the Applicable Securities Laws in such provinces and is not in default of any material requirement in relation thereto;

(xxxiv)	the Corporation has filed all material documents or information required to be filed by it under Applicable Securities Laws since the date that is 12 months prior to the date hereof;

(xxxv)

the Corporation has made available to D&M, prior to the issuance of each of the 2007 Reserve Report and 2008 Reserve Report, for the purpose of preparing the 2007 Reserve Report and 2008 Reserve Report, all information requested by D&M, which information did not at the time such information was provided contain any material misrepresentation. The Corporation does not have any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to D&M since the date that such information was so provided. The Corporation believes that each of the 2007 Reserve Report and 2008 Reserve Report reasonably presents the quantity and net present values of the oil and gas reserves attributable to the crude oil, natural gas and natural gas liquids evaluated in such reports as at the effective dates thereof based upon information available at the time such reserves information was prepared and the price assumptions contained therein;

(xxxvi)

although it does not warrant title, the Corporation does not have reason to believe that the Corporation or any Subsidiary does not have title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this subsection, the foregoing are referred to as the "Interest") and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation or any Subsidiary except as disclosed in the Public

Record or in the Material Agreements or those arising in the ordinary course of business including pursuant to the Corporation's or its Subsidiaries' credit facilities, and that, to its knowledge, each of the Corporation and its Subsidiaries holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole);

(xxxvii)

except as disclosed in the Public Record or in the Material Agreements, related to bank financing or those arising in the ordinary course of business, the Corporation is not aware of any defects, failures or impairments in the title of the Corporation and its Subsidiaries to their crude oil, natural gas liquids and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which individually or in the aggregate could have a material adverse effect on: (A) the quantity and net present values of crude oil, natural gas liquids and natural gas reserves of the Corporation and its Subsidiaries; (B) the current production volumes of the Corporation and its Subsidiaries; or (C) the current cash flow of the Corporation and its Subsidiaries;

(xxxviii)

except as set forth in Schedule "B" hereto neither the Corporation nor its Subsidiaries is a party to any written contracts of employment which may not be terminated on one month's notice or which provide for payments occurring on a change of control of the Corporation;

(xxxix)	except as set forth in Schedule "C" hereto, neither the Corporation nor any of its Subsidiaries currently has outstanding any Swaps;

(xl)

the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents' commission or other forms of compensation with respect to the transactions contemplated herein for which the Corporation will have any liability or obligation except as provided herein;

(xli)

the Corporation does not have in place a shareholder rights protection plan other than pursuant to the shareholder protection rights plan Agreement made as of March 13, 2008 between the Corporation and Computershare Trust Company of Canada;

(xlii)

to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(xliii)	to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation other than as previously disclosed in writing to the Underwriters;

(xliv)	the definitive form of certificates for the Common Shares has been duly approved and adopted by the Corporation and complies with all legal requirements relating thereto;

(xlv)

there has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the Corporation's auditors;

(xlvi)	the attributes and characteristics of the Offered Shares and the Over- Allotment Option conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xlvii)

each of the Corporation and its Subsidiaries are insured by insurers of recognized financial responsibly against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Corporation and its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have an adverse material effect on the business, operations, capital or condition (financial or otherwise) of the Corporation, its Subsidiaries or their respective assets (taken as a whole); and

(xlviii)

the Responses (specifically excluding Responses or portions of such Responses which are forward looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise) ("Forward-looking Statements")) and to the extent dealing solely with matters of fact, were, to the knowledge of the officers delivering such Responses, true and correct as at the date made, taking into account commodity prices, prospects and other relevant and reasonable assumptions made by such officers on such date. Where the Responses reflect the opinion or view of the Corporation or its officers, such opinions or views are subject to the qualifications and provisions set forth in the Responses and were honestly held and believed to be reasonable at the time they were given; provided, however, it shall not constitute a breach of this paragraph solely if the actual results vary or differ from those contained in Forward-looking Statements.

8.      Indemnity

(a)	The Corporation shall indemnify and save each of the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Shares), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)

any information or statement contained in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or in any other document or material filed with a Securities Commission pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus, the U. S. Memorandum or any Supplementary Material) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any Supplementary Material) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus or the U. S. Memorandum) contained in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii)

any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Shares imposed by the TSX, NASDAQ, a Securities Commission or any other competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

(iv)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by the TSX, NASDAQ, a Securities Commission or any one or more other competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any)

prohibiting, restricting or materially adversely affecting the trading or distribution of the Offered Shares; or

(v)

any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX, NASDAQ or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence (as determined by a court of competent jurisdiction in a final non-appealable judgment) shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence.

(b)

If any claim contemplated by subsection 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such sections, such person or corporation (the "Indemnified Person") shall notify the Corporation (provided that failure to so notify the Corporation of the nature of such claim in a timely fashion shall relieve the Corporation of liability hereunder only if and to the extent that such failure materially prejudices the Corporation's ability to defend such claim) as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 8(a) if:

(i)

the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Corporation and that representation of the Indemnified Person and the Corporation by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Corporation shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

	(ii)	the Corporation shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Corporation of commencement of such proceedings; or

(iii)	the employment of such counsel has been authorized by the Corporation in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c)

The Corporation hereby waives its rights to recover contribution from any Underwriter with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to an Underwriter contained in such document and furnished to the Corporation by such Underwriter in writing expressly for inclusion in the Preliminary Prospectus, the Prospectus or the U.S. Memorandum.

(d)

If any legal proceedings shall be instituted against the Corporation in respect of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record or the Offered Shares or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation in respect of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record or the Offered Shares and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)

The rights and remedies of the Indemnified Persons set forth in sections 8, 9 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)	The Corporation hereby acknowledges that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

(g)

The Corporation waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h)

The rights of indemnity contained in this section 8 shall not apply if the Corporation has complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 8 was not provided with a copy of the Prospectus, the U.S. Memorandum or Supplementary Material or any amendment to the Prospectus, the U.S. Memorandum or Supplementary Material or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i)

If the Corporation has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Corporation copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Corporation in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Corporation.

9.      Contribution

          In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Shares), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)	in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Shares; or

(b)

if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Corporation, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

          The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Corporation or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

          The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Shares), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

          Each of the Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

          Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under section 2.

10.    Expenses

          Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Shares shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Corporation's counsel, the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, the fees and expenses of the Corporation's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the fees and expenses related to any newspaper advertisements, the cost of preparing record books for all of the parties to this Agreement and their respective counsel, the reasonable fees and disbursements of Underwriters' counsel (including any local counsel retained by Underwriters' counsel on behalf of the Underwriters) and the reasonable out-of-pocket expenses of the Underwriters. All fees and expenses incurred by the Underwriters which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters.

11.    Termination

(a)

In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate their obligations hereunder and any obligations of any affiliate, by written notice to the Corporation in the event that after the date hereof and at or prior to the Closing Time:

(i)

any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX, NASDAQ, or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)

any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its Subsidiaries or any of the directors or senior officers of the Corporation is announced, commenced or threatened by any securities commission or similar regulatory authority, the TSX, NASDAQ, or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution or marketability of the Offered Shares or any other securities of the Corporation;

(iii)

there shall have occurred or been announced any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Corporation or any of its Subsidiaries or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or any of its Subsidiaries which in the Underwriters' opinion, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Corporation or the investment quality or marketability of the Offered Shares;

(iv)

there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets generally or the business, operations or affairs of the Corporation and its Subsidiaries on a consolidated basis;

(v)

the Underwriters shall become aware of any material information with respect to the Corporation or any of its Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Corporation or the investment quality or marketability of the Offered Shares; or

(vi)	the Corporation shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement in any material respect.

(b)

The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or section 12 or 16 on behalf of itself or its affiliates notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in material breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or section 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)

Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation provided that no termination shall discharge or otherwise affect any obligation of the Corporation under section 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d)

If an Underwriter elects to terminate its obligation to purchase the Offered Shares as set forth in section 11, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 8, the contribution rights referred to in section 9 and the payment of expenses referred to in section 10. Following such termination such Underwriter shall cease to have any obligations under this Agreement.

12.    Closing Documents

          The obligations of the Underwriters hereunder, as to the Offered Shares to be purchased at the Closing Time, shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time, all of its obligations hereunder theretofore to be performed and the Underwriters receiving (unless receipt of any such document is waived by the Lead Underwriter) at the Closing Time:

(a)

favourable legal opinions of the Corporation's counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares, the Corporation and its Subsidiaries and the transactions contemplated hereby, including, without limitation, that:

(i)

the Corporation has been duly continued and is validly subsisting under the laws of the Province of Alberta, and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(ii)

the form and terms of the definitive certificates representing the Common Shares (including the Offered Shares) have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements (including all applicable requirements of the TSX and NASDAQ) relating thereto;

(iii)

the Corporation has all necessary corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

(iv)

the execution and delivery of this Agreement and the fulfillment of the terms hereof by the Corporation, and the performance of and compliance with the terms of this Agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default:

(A)	under any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein;

(B)

under any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation or any Subsidiary, or any resolutions of the shareholders or partners, as applicable, or directors (or any committee thereof) of the Corporation or any Subsidiary;

(C)

of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or a Subsidiary is a party or by which it is bound on the Closing Date; or

(D)

of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or any Subsidiary or their respective properties or assets;

(v)

the Firm Shares and, if applicable, the Over-Allotment Option Shares have been duly and validly created, allotted and issued as fully paid and non-assessable Common Shares and the Over-Allotment Option has been duly and validly created and authorized;

(vi)	the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Prospectuses;

(vii)	the Offered Shares are eligible investments as out under the heading "Eligibility for Investment" in the Prospectuses;

(viii)

the Prospectus, in both the English and French languages, and the execution and filing of the Prospectus, in both the English and French languages, with the Securities Commissions have been duly approved and authorized by all necessary action on the part of the Corporation, and the Prospectus, in both the English and French languages, has been duly executed on behalf of the Corporation;

(ix)

all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Canadian Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Shares for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Canadian Securities Laws and to qualify the Over-Allotment Option for distribution to the Underwriters in each of the Qualifying Provinces;

(x)

based on Applicable Securities Laws in effect as of the Closing Date, the first trade in the Offered Shares will not be subject to the prospectus requirements of Applicable Securities Laws, and no other filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained pursuant to Applicable Securities Laws in connection with such issuance or trade;

(xi)

the Corporation is a "reporting issuer" not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Canadian Securities Laws of each of the other Qualifying Provinces;

(xii)

the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xiii)

the Offered Shares are conditionally listed and, upon notification to the TSX of the issuance and sale thereof and fulfillment of the conditions of the TSX, will be issued and posted for trading on the TSX;

(xiv)	as to the authorized and issued capital of the Corporation;

(xv)

Olympia Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario and has been duly appointed the Canadian transfer agent and registrar for the Common Shares (including the Offered Shares);

(xvi)

to counsel's knowledge and based upon a certificate of officers or directors of the Corporation, there are no legal or governmental proceedings, in existence, pending or threatened to which the Corporation is a party that are required to be described in the Prospectus and are not so described;

(xvii)

all laws of the Province of Quebec relating to the use of the French language (other than those relating to verbal communications) will have been complied with in connection with the sale of the Offered Shares to purchasers in the Province of Quebec if such purchasers received copies of the Prospectus and forms of order and confirmation in the French language only, provided that the Prospectus in the English language and forms of order and confirmation in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the Province of Quebec who have expressly requested them in writing;

and as to all other legal matters, including compliance with Canadian Securities Laws in any way connected with the issuance, sale and delivery of the Offered Shares as the Underwriters may reasonably request.

          It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation's auditors as to relevant matters of fact;

(b)

a certificate of status or equivalent document issued by the applicable local government authority, in form and substance reasonably satisfactory to the Underwriters, with respect to the due incorporation and existence of GHP;

(c)

a certificate of status or equivalent document issued by the applicable local government authority, in form and substance reasonably satisfactory to the Underwriters, with respect to the due incorporation and existence of Drucker;

(d)

a favourable legal opinion of the Corporation's Turks & Caicos counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to the due incorporation and existence of TPII, TGHYI, TWGI and TPEI and as to the ownership of the issued and outstanding capital stock of each such entity, and as to such other legal matters as the Underwriters may reasonably request;

(e)

a favourable legal opinion of U.S. counsel to the Corporation, addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offer and sale of the Offered Shares in the United States and the transactions contemplated hereby, including opinions:

	(i)	that the Offered Shares may be offered and sold pursuant to this Agreement without registration under the U.S. Securities Act; and

(ii)

that the Offered Shares are approved for listing on the NASDAQ and, upon notification to the NASDAQ of the issuance and sale thereof and fulfillment of the conditions of the NASDAQ, will be posted for trading on the NASDAQ;

(f)

a certificate of the Corporation dated the Closing Date addressed to the Underwriters and signed on behalf of the Corporation by the President and Chief Executive Officer and Chief Financial Officer of the Corporation or such other officers or directors of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

	(i)	the Corporation has complied with and satisfied in all material respects all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii)	no event of a nature referred to in subsection 6(a), 6(b), 11(a)(i), 11(a)(ii), 11(a)(iii) or 11(a)(vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and each such statement shall be true and the Underwriters shall have no knowledge to the contrary;

(g)

a comfort letter of each of the Corporation's auditors, the GHP auditors and those other auditors required to provide a "comfort letter" pursuant to subsection 4(e) addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in subsection 4(e) hereof up to a date which is not more than two Business Days prior to the Closing Date;

(h)

written confirmation from each of the TSX and NASDAQ in customary form that the Offered Shares will at the Closing Time be listed and posted for trading on the TSX and NASDAQ, respectively, and all conditions other than completion of the Closing and notification thereof to the TSX and NASDAQ shall have been met to permit the Offered Shares to be posted for trading on the Closing Date; and

(i)	such other certificates and documents as the Underwriters may request, acting reasonably.

13.    Deliveries

(a)

The sale of the Firm Shares to be purchased hereunder shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver to the Corporation the amount of $3.45 for each Firm Share (being an aggregate amount of $20,003,100), in respect of the Firm Shares, by wire transfer, against delivery by the Corporation of:

	(i)	the opinions, certificates and documents referred to in section 12;

(ii)

definitive certificates representing, in the aggregate, all of the Firm Shares which the Underwriters have elected to purchase hereunder registered, subject to subsection (b) below, in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time; and

	(iii)	payment to the Lead Underwriter, by certified cheque, bank draft or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in subsection 2(a) in respect of the Offered Shares;

or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Firm Shares referred to above and the amount referred to in (a)(iii) above.

(b)

The sale of the Over-Allotment Option Shares, if applicable, shall be completed at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree, on the date (the "Additional Closing Date") and at the time ("Additional Closing Time") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Option Shares (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice of the Underwriters to the Corporation in respect of the Over-Allotment Option Shares), or at such other time and date as the Underwriters and the Corporation may agree upon in writing. Subject to the conditions set forth in Section 12, (with the references therein to the Closing Time changed to the Additional Closing Time), the Underwriters, at the Additional Closing Time, shall deliver to the Corporation, by bank or wire transfer or such other means as the Corporation and the Underwriters may agree, the amount of $3.45 per Over-Allotment Option Share agreed to be purchased by the Underwriters from the Corporation pursuant to the exercise of the Over- Allotment Option, against delivery by the Corporation of:

(i) the opinions, certificates and documents referred to in section 12 (with the references therein to the Closing Time changed to the Additional Closing Time);

(ii)

definitive certificates representing, in the aggregate, all of the Over- Allotment Option Shares which the Underwriters have elected to purchase hereunder registered, subject to subsection (c) below, in the name of CDS & Co., or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Additional Closing Time; and

(iii)

payment to the Lead Underwriter by certified cheque, bank or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in subsection 2(b) in respect of the Over-Allotment Shares;

or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Over-Allotment Shares referred to above and the amount referred to in (b)(iii) above.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and upon the same terms and conditions in respect of any Over-Allotment Option Shares as would apply to the Firm Shares issued and sold pursuant to this Agreement, and any steps to be taken or conditions to be satisfied at the Additional Closing shall, subject to the terms of this section 13, be the same as those steps to be taken or conditions to be satisfied at Closing Time.

14.    Restrictions on Offerings

          The Corporation agrees not to directly or indirectly: (a) offer, issue, pledge, sell, or contract to sell, announce any intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable for Common Shares (other than for purposes of directors', officers' or employee incentive plans or share compensation arrangements or to satisfy existing instruments issued at the date hereof); or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in (a) or (b) above is settled by delivery of Common Shares or other such securities of the Corporation, in cash or otherwise, for a period of ending 90 days after the Closing Date without the prior written consent of the Lead Underwriter on behalf of the Underwriters, such consent not to be unreasonably withheld.

15.    Notices

          Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation be addressed to TransGlobe Energy Corporation., c/o Ross Clarkson, President and Chief Executive Officer, at the above address, Fax No. (403) 264-9898 with a copy to:

Burnet, Duckworth & Palmer LLP
First Canadian Centre
1400, 350 7th Avenue SW
Calgary, Alberta T2P 3N9
Attention:    Bruce Allford
Fax No.:        (403) 260-0332

and, in the case of notice to be given to the Underwriters, be addressed to:

Tristone Capital Inc.
2020, 335 – 8th Avenue S.W.
Calgary, Alberta T2P 1C9
Attention:    Arun Chandrasekaran
Fax No.:        (403) 539-8539

Scotia Capital Inc.
2000, 700 – 2nd Street S.W.
Calgary, Alberta T2P 2W1
Attention:    David Potter

Fax No.:        (403) 269-8355

and a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention:    Cameron M. Proctor
Fax No.:        (403) 260-9700

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)

a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)

a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16.    Conditions

          All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17.    Survival of Representations and Warranties

          All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Shares, the termination of this Agreement and the distribution of the Offered Shares pursuant to the Prospectus and the U.S. Memorandum and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18.    Several Liability of Underwriters

          The Underwriters' rights and obligations under this Agreement are several and not joint and several including, without limitation, that:

(a)

each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Shares and, if applicable, Over-Allotment Shares set forth opposite their names set forth in this section 18;

(b)

if any Underwriter shall not purchase its applicable percentage of the Offered Shares at the Closing Time or, if applicable, the Additional Closing Time, then the other Underwriter shall have the right, but not the obligation, to purchase all of the Offered Shares which would otherwise have been purchased by such Underwriter; the Underwriter exercising such right shall purchase such Offered Shares pro rata to their respective percentages aforesaid or in such other proportions as it may otherwise agree. In the event such right is not exercised, the Underwriters which is not in default shall be entitled by written notice to the Corporation to terminate this Agreement without liability.

          The applicable percentage of the total number of Offered Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Tristone Capital Inc.	60%
Scotia Capital Inc.	40%
100%

          Nothing in this Agreement shall obligate the Corporation to sell the Underwriters less than all of the Firm Shares or shall relieve any Underwriter in default from liability to the Corporation or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 8, 9 and 10.

19.    Authority to Bind Underwriters

          The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Lead Underwriter, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18. While not affecting the foregoing, the Lead Underwriter shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20.    Underwriters' Covenants

          Each of the Underwriters covenants and agrees with the Corporation that it will:

(a)

offer the Offered Shares for sale to the public in the Qualifying Provinces and may, subject to the terms of this Agreement, offer them for sale in the United States and to U.S. Persons in the manner contemplated by Schedule "A" attached hereto;

(b)

conduct activities in connection with the proposed offer and sale of the Offered Shares in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Shares;

(c)	use all reasonable efforts to complete the distribution of Offered Shares as soon as possible;

(d)

not solicit subscriptions for the Offered Shares, trade in Offered Shares or otherwise do any act in furtherance of a trade of Offered Shares in any jurisdictions outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales, solicitations or other contracts: (i) are made in accordance with the applicable securities laws of such other jurisdictions; (ii) do not subject the Corporation (or any of its directors, officers or employees) to any requirement to register, complete filings, or obtain approvals or to any inquiry, investigation or proceeding of any regulatory authority in such other jurisdictions; and (iii) do not constitute Directed Selling Efforts (as defined in Schedule "A" hereto); and

(e)

as soon as reasonably practicable after the Closing Date, provide the Corporation with a breakdown of the number of Offered Shares sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Shares, provide to the Corporation and to the Securities Commissions notice to that effect, if required by Canadian Securities Laws.

          No Underwriter will be liable to the Corporation under this section 20 with respect to a default by any of the other Underwriters but will be liable to the Corporation only for its own default.

21.    Severance

          If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22.    Relationship Between the Corporation and the Underwriters

          The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Canadian Securities Laws and may have fiduciary and other duties and relationships with their clients; (ii) acknowledges and agrees that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the

Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Canadian Securities Laws or fiduciary or other duties and relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Canadian Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Canadian Securities Laws or to act as a fiduciary of their clients.

23.     Stabilization

          In connection with the distribution of the Offered Shares, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24.    Governing Law

          This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25.    Time of the Essence

          Time shall be of the essence of this Agreement.

26.    Counterpart Execution

          This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27.    Further Assurances

          Each party to this Agreement covenants agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

28.    Use of Proceeds

          The Corporation hereby covenants and agrees to use the net proceeds of the sale of the Offered Shares hereunder in accordance with the disclosure in the Prospectus.

29.    U.S. Offers

(a)

The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their United States registered broker-dealer affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this Agreement. Notwithstanding the foregoing provisions of this section, an Underwriter will not be liable to the Corporation under this section or Schedule "A" with respect to a violation by another Underwriter of the provisions of this section or Schedule "A" if the former Underwriter is not itself also in violation.

(b)	The Corporation makes the representations, warranties and covenants applicable to it in Schedule "A" hereto.

30.    UK Offering

(a)

Each of the Underwriters may, directly or through its affiliates, also offer the Offered Shares in the United Kingdom under appropriate exemptions under Financial Services and Markets Act 2000 ("FSMA") and the Financial Services and Markets Act 2000 (Financial Promotion Order) 2005, in the United States on a basis exempt from the registration requirements of the U.S. Securities Act and in compliance with Schedule "A" hereto, and elsewhere on a basis exempt from any prospectus or similar disclosure requirements of applicable securities legislation, all in the manner contemplated by this Agreement and provided such offer does not: (i) obligate the Corporation to take any action to qualify any of its securities or any trade of any of its securities; (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction; (iii) subject the Corporation to any reporting or other requirement in such jurisdiction; or (iv) cause the Offering to be regarded as an offer to the public within the meaning of section 102B of the FSMA and/or which would require the Corporation to issue a prospectus (within the meaning of the U.K. prospectus rules published by the U.K. Financial Services Authority) with regard to the same. The Corporation and the Underwriters agree that the terms, representations, warranties and covenants set forth in Schedule "A" hereto are incorporated by reference and shall form a part of this Agreement.

(b)

Each of the Underwriters agrees that it will not offer or sell, or solicit applications for, any Offered Shares to persons in the United Kingdom except to persons who are (i) a "Qualified Investor" within the meaning of Section 86(7) of the FSMA; and (ii) within the categories of persons referred to in Article 19 (Investment Professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

31.    Entire Agreement

          It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation.

(Remainder of page left intentionally blank)

          If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Tristone Capital Inc.

	TRISTONE CAPITAL INC.		SCOTIA CAPITAL INC.

By:	(signed) "David Vetters"	By:	(signed) "David Potter"

ACCEPTED AND AGREED to as of the date first written above.

TRANSGLOBE ENERGY CORPORATION

By:       (signed) "David Ferguson"

SCHEDULE "A"
TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Tristone Capital Inc. and Scotia Capital Inc. and TransGlobe Energy Corporation made as of February 10, 2009.

          As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)

"Distribution Compliance Period" means "distribution compliance period" as defined in Rule 902(f) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, such period begins when the Offered Shares were first offered to persons other than distributors in reliance upon the Regulation S or the date of closing of the offering, whichever is later, and continues until the end of the 40 days thereafter; provided, that all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

(c)	"Distributor" means any Underwriter, dealer, or other person who participates, pursuant to a contractual arrangement, in the distribution of the Offered Shares;

(d)	"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(e)	"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(f)	"SEC" means the United States Securities and Exchange Commission;

(g)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(h)	"U.S. Affiliates" means the United States registered broker-dealer affiliates of the Underwriters;

(i)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(j)	"U.S. Person" means a "U.S. person" as that term is defined in Regulation S;

(k)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

(l)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(m)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

I.       Representations, Warranties and Covenants of the Underwriters

          Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates (including its U.S. Affiliate), nor any person acting on their behalf, has made or will make any Directed Selling Efforts with respect to the Offered Shares or will (except for offers and sales made pursuant to paragraphs 3 through 7 below) make any offer to sell or solicitation of any offer to buy the Offered Shares in the United States or to a U.S. Person or make any sales of Offered Shares unless the Underwriter and any person acting on its behalf reasonably believes that at the time the order to purchase was made the purchaser was outside the United States and not a U.S. Person.

Each Underwriter represents and agrees to and with the Corporation that:

1.

It has not offered and sold, and will not offer and sell, any Offered Shares (including any unsold allotment) except (a) in an offshore transaction in accordance with Rule 903 of Regulation S to persons that are not, and are not purchasing for the account or benefit of, U. S. Persons or (b) pursuant to an exemption from the registration requirements of the U. S. Securities Act, to or for the account or benefit of persons in the United States or U.S. Persons that are reasonably believed to be Institutional Accredited Investors for a minimum purchase amount of not less than $50,000 per Institutional Accredited Investor, as provided in paragraphs 3 through 7 below.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its U.S. Affiliate, any members of the Selling Dealer Group or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each member of the Selling Dealer Group to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate and each member of the Selling Dealer Group complies with, the same provisions of this Schedule (including, without limitation, those set forth in paragraph 8 below) as apply to such Underwriter as if such provisions applied to its U.S. Affiliate and such members of the Selling Dealer Group.

3.	All offers and sales of Offered Shares in the United States shall be made through the Underwriter's U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements.

4.

Offers and sales of Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons by the Underwriter through its U.S. Affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Offers to sell and solicitations of offers to buy the Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons shall be made only to persons reasonably believed to be Institutional Accredited Investors and in compliance with applicable state securities laws of the United States.

6.

All purchasers of the Offered Shares that are, or are purchasing for the account or benefit of, persons in the United States or U.S. Persons shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on a private placement exemption from the registration requirements of the U.S. Securities Act.

7.

Each offeree that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person has been or shall be provided by the Underwriter through its U.S. Affiliate, with one or both of the U.S. Memorandum including the Preliminary Prospectus and the U.S. Memorandum including the Prospectus. Each purchaser that is, or is purchasing for the account or benefit of, a person in the United States or a U.S. Person will have received prior to the time of purchase of any Offered Shares the U.S. Memorandum including the Prospectus. The Underwriters shall cause each purchaser of Offered Shares in the United States to execute, and shall deliver to the Corporation, a Purchase Agreement for U.S. purchasers in the form of Exhibit A to the U.S. Memorandum.

8.	The Underwriters, the U.S. Affiliates and any persons acting on their behalf shall make offers and sales of the Offered Shares during the Distribution Compliance Period as follows:

(a)

only in accordance with the provisions of Rules 903 or 904 of Regulation S, pursuant to registration of the Offered Shares, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act;

(b) neither to a U.S. Person nor for the account or benefit of a U.S. Person (other than a Distributor);

(c)

all offering materials and documents (other than press releases) used in connection with offers and sales of the Offered Shares prior to the expiration of such Distribution Compliance Period shall include statements, to the effect that the Offered Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to a U.S. Person (other than Distributors) unless the Offered Shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available, (A) on the cover or inside cover page of any prospectus or offering circular used in connection with the offer or sale of the Offered Shares, (B) in the underwriting section of any prospectus or offering circular used in connection with the offer or sale of the Offered Shares, and (C) in any advertisement made or issued by the Corporation, the Underwriters, any other Distributor, their affiliates or any person acting on their behalf; and

(d)

if any sale of Offered Shares is made by them during such period to a Distributor, a dealer, as defined in Section 2(a)(12) of the U.S. Securities Act, or a person receiving a selling concession, fee or other remuneration in respect of the Offered Shares sold, they shall send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to Distributors.

9.

At closing, each Underwriter, together with its U.S. Affiliate, will either (a) provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons, or (b) be deemed to have represented and warranted to the Corporation, as of the Closing Time or the Additional Closing Time, as applicable, that it did not and will not offer or sell any of the Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons.

II.	Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.

(a) The Corporation is, and at the time of closing will be, a "foreign issuer" and a “reporting issuer” within the meaning of Regulation S and reasonably believes that there is Substantial U.S. Market Interest in the Offered Shares; (b) the Corporation is not now and as a result of the sale of Offered Shares contemplated hereby will not be, an "investment company" as defined in Section 3 under the United States Investment Company Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in the United States in connection with the offer or sale of the Offered Shares.

2.

None of the Corporation, any of its affiliates, or any person acting on their behalf (a) has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Shares, or (b) has taken or will take any other action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or the private placement exemption for offers and sales to Institutional

Accredited Investors to be unavailable with respect to offers and sales of the Offered Shares pursuant to this Schedule "A".

3.

Other than those offers or sales of securities under an employee benefit plan as defined in Rule 405 under the U.S. Securities Act, the Corporation has not offered or sold any of its securities in the United States during the six months prior to the date of this Agreement, and will not, during the period ending six months after the completion of the offering of the Offered Shares sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemptions from registration under the U.S. Securities Act to be unavailable with respect to the offers and sales of the Offered Shares pursuant to this Schedule "A".

EXHIBIT A to SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

          In connection with the private placement of the common shares (the "Offered Shares") of TransGlobe Energy Corporation (the "Corporation") to, or for the account or benefit of, persons in the United States or U.S. Persons pursuant to the Underwriting Agreement dated February 10, 2009 among the Corporation and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(i)

<> is on the date hereof, and was on the date of each off or sale of Offered Shares to or for the account or benefit of, persons in the United States or U.S. Persons, a duly registered broker or dealer with the United States Securities and Exchange Commission and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. and all offers and sales of the Offered Shares , or for the account or benefit of, persons in the United States or U.S. Persons were or will be effected by <> in accordance with all U.S. federal and state broker-dealer requirements;

(ii)

each offeree that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person was provided with a copy of one or both of the U.S. Memorandum including the Preliminary Prospectus and the U.S. Memorandum including the Prospectus, and no other written material has been used by us in connection with the offering of the Offered Shares, and each purchaser that is, or is purchasing for the account or benefit of, a person in the United States or a U.S. Person was provided with the U.S. Memorandum including the Prospectus;

(iii)

immediately prior to our transmitting such U.S. Memorandum to such offerees, we had reasonable grounds to believe and did believe that each such offeree was an Institutional Accredited Investor (that satisfies the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof we continue to believe that each purchaser of Offered Shares that is, or is purchasing for the account or benefit of, a person in the United States or a U.S. Person is an Institutional Accredited Investor;

(iv)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares in the United States;

(v)	prior to any sale of Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons, we caused each purchaser thereof to execute a

Purchase Agreement for U.S. purchasers in the form of Exhibit A attached to the U.S. Memorandum containing the Prospectus; and

(vi)	the offering of the Offered Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

          Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ___________ day of  ________________, 2009.

•
Per: __________________________________

SCHEDULE "B"
EMPLOYMENT AGREEMENTS

1.	Ross Clarkson, President & CEO - Executive Employment Agreement dated February 14, 2008

2.	David Ferguson, Vice President & CFO - Executive Employment Agreement dated February 14, 2008

3.	Lloyd Herrick, Vice President & COO - Executive Employment Agreement dated February 14, 2008

SCHEDULE "C"
OUTSTANDING SWAPS

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

SCHEDULE "D"
MATERIAL AGREEMENTS

1.

Republic of Yemen Production Sharing Agreement between Ministry of Oil and Minerals and DNO ASA, Ansan Wikfs (Hadramaut) Ltd, TG Holdings Yemen Inc., and The Yemen Company in the Al-Ain Area, Block (72), Hadramaut Governate, dated December 19, 2004.

2.	Joint Operating Agreement between DNO ASA, Ansan Wikfs (Hadramaut) Limited, TG Holdings Yemen Inc., and The Yemen Company in the Al-Ain Area, Block 72, Republic of Yemen dated December 19, 2004.

3.

Republic of Yemen Production Sharing Agreement between Ministry of Oil and Minerals and DNO ASA, Ansan Wikfs (Hadramout) Ltd., TG Holdings Yemen Inc., and Yemen General Corporation For Oil & Gas in (Wadi Al-Baneen) Area, Block (84), (Hadramout) Governorate, currently subject to ratification by the Yemen Parliament, as of Feburary 10, 2009.

4.

Republic of Yemen Production Sharing Agreement between Ministry of Oil and Minerals and Occidental of Yemen (Block 75) LLC, TG Holdings Yemen Inc., Yemen General Gas Corporation for Oil & Gas, in Markha Area, Block (75), dated March 31, 2007.

5.	Joint Operating Agreement between Occidental of Yemen (Block 75), LLC., TG Holdings Yemen Inc., and Yemen General Gas Corporation for Oil & Gas, in Markha Area, Block 75, dated November, 2008.

6.	Letter Agreement between Occidental Development Company and TransGlobe Energy Corporation dated December 6, 2006.

7.

Republic of Yemen Production Sharing Agreement between Ministry of Oil and Mineral Resources and Transglobe Energy Corporation and the Yemen Company in the Damis Area, Block S-1, dated December 21, 1997.

8.

Joint Operating Agreement between Vintage Petroleum International, Inc. (Vintage Petroleum Yemen Inc.) and Transglobe Energy Corporation (Transglobe Holdings (Yemen) Inc.) covering Damis Area, Block S-1, Republic of Yemen, dated February 11, 1998, as amended on October 1, 1998 and as further amended on March 22, 2006.

9.	Farmout Agreement between Transglobe Energy Corporation and Vintage Petroleum International Inc., for Onshore Shabwa Province Yemen Block S-1 – Damis, dated February 11, 1998.

10.	Marketing Agreement between TG Holdings Yemen Inc. and Occidental Crude Sales, Inc. (International) dated April 13, 2006.

11.

Production Sharing Agreement between the Republic of Yemen Ministry of Oil and Mineral Resources and Clyde Expro plc and Norsk Hydro Yemen a.s. and Cranje-Nassau Yemen B.V. and Ansan Wikfs (Hadramaut) Limited, in the Area of Hadramaut Province, Block 32, dated September 24, 1991, as amended August 4, 1999.

12.

Joint Operating Agreement (Block 32 Howarime – Yemen) among Clyde Expro plc and Norsk Hydro Yemen a.s. and Cranje-Nassau Yemen B.V. and Ansan Wikfs (Hadramaut) Limited and Oranje-Nassau Yemen B.V., (Block 32) dated April 7, 1993.

13.

Sale and Purchase Agreement between DNO ASA, Ansan Wikfs (Hadramaut) Limited, and TG Holdings Yemen Inc. relating to interests in the Production Sharing Agreement and Joint Operating Agreement for Block 32, Howarime, Hadramaut Province, Republic of Yemen, dated January 5, 2001.

14.

Agreement for Sale and Purchase of Crude Oil from Block 32 (Howarime), Republic of Yemen between TG Holdings Yemen Inc. and Nexen Marketing Singapore Pte Ltd. dated June 3, 2004, as amended by the Letter Agreement dated August 24, 2006.

15.	Farmout Agreement among Quadra Egypt Limited and Quadra Resources Corp. and Rampex Petroleum International and Transglobe Petroleum Egypt Inc. dated June 30, 2004, as amended June 20, 2005.

16.

Concession Agreement for Petroleum Exploration and Exploitation between the Arab Republic of Egypt and Ganoub El-Wadi Holding Petroleum Company and Quadra Egypt Limited in Nuqra Area Block-1 Ganoub El Wadi A.R.E. dated July 4, 2004.

17.	Operating Agreement covering Nuqra Block 1 Ganoub El Wadi, Arab Republic of Egypt between Quadra Egypt Limited, Rampex Petroleum International and Transglobe Petroleum Egypt Inc., dated July 30, 2004.

18.

Concession Agreement for Petroleum Exploration and Exploitation between the Arab Republic of Egypt and the Egyptian General Petroleum Corporation and Dublin International Petroleum (Egypt) Limited and Tanganyika Oil Company Ltd. in West Gharib Area, Eastern Desert, A.R.E. dated June 1, 1998.

19.	Farmout Agreement between Tanganyika Oil Company Ltd., Dublin International Petroleum (Egypt) Limited and GHP Exploration (Egypt) Ltd., dated April 27, 1998.

20.	Farmout Agreement between Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc. dated April 28, 1998.

21.	International Joint Operating Agreement between Dublin International Petroleum (Egypt) Limited and GHP Exploration (West Gharib) Ltd. and Drucker Petroleum Inc. dated April 27, 1998.

22.	Petroleum Handling and Sale Agreement by and between General Petroleum Company and Dara Petroleum Company dated December 30, 1999.

23.	Investment Agreement between Yukon Oil and Gas Ltd. and Dublin International Petroleum (Egypt) Limited dated September 3, 2004.

24.	Investment Agreement Interest Purchase and Sale Agreement between Yukon Oil and Gas Ltd. and Dublin International Petroleum (Egypt) Limited dated August 15, 2008.

25.	Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, June 6, 2005.

26.	South Rahmi Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

27.	Fadl Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, July 6, 2005.

28.	North Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

29.	West Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

30.	Arta Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

31.	East Arta Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, August 26, 2007.

32.	West Gharib Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, December 28, 1999.

33.	East Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, January 31, 2008.

34.	Contract for Land Drilling Rig "ST-7" between Dara Petroleum Company and Sinotharwa Drilling Services dated March 1, 2008.

35.	Drilling Contract between Dara Petroleum Company and Shengli Bohai Drilling Company to Operate in West Gharib Concession, Egypt (Drilling Rig ZJ-45) dated June 6, 2005.

36.	Workover Contract between Dara Petroleum Company and Shengli Tongya Petroleum Technology Company to Operate in West Gharib Concession, Egypt (Workover Rig XJ- 650) dated August 31, 2006.

37.	Agreement of Purchase and Sale of Shares between Tanganyika Oil (Bermuda) I Ltd. and Transglobe Petroleum International Inc. dated September 5, 2007.

38.

Agreement for the Sale and Purchase of the entire issued share capital of GHP Exploration (West Gharib) Ltd. between Centurion Red Sea Corporation and Transglobe Petroleum International Inc. dated January 9, 2008.

39.	Purchase of Assets by Dublin International Petroleum (Egypt) Limited from Yukon Oil & Gas Ltd. dated August 15, 2008.

40.

Second Amended and Restated Revolving Credit Agreement dated as of September 19, 2007 between TransGlobe Petroleum International, Inc. as Borrower, TransGlobe Energy Corporation, TG Holdings Yemen, Inc., TransGlobe Petroleum Egypt Inc., Drucker Petroleum Inc. and Dublin International Petroleum (Egypt) Limited, as Guarantors, Standard Bank PLC, as Issuing Bank, Agent and Bank, and Export Development Canada, as Bank.

41.	Letter of Production Guarantee by Drucker Petroleum Inc. and GHP Exploration (West Gharib) Ltd. to Egyptian General Petroleum Corporation with respect to the East Hoshia Development Lease